# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HEALTHY EXTRACTS INC., CIK 0001630176
CUSIP: 42227D209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7375 COMMERCIAL WAY, SUITE 125, HENDERSON, Nevada (NV), 89011
Date of event which requires filing of this statement: 07/19/2025
Filed by CIK 0002082664
Persons authorized to receive notices and communications: Robert Madden, PO Box 17207, Salt Lake City, Utah (UT), 84117, 801-232-0753

## Reporting persons
- Swanson Donald William (CIK 0002082664): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,075,920; shared voting power 13,075,920; sole dispositive power 13,075,920; shared dispositive power 13,075,920; aggregate amount beneficially owned 13,075,920 (77.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: HEALTHY EXTRACTS INC.
Address of issuer's principal executive offices: 7375 COMMERCIAL WAY, SUITE 125, HENDERSON, Nevada (NV), 89011

## Item 2. Identity and Background
Name of person filing: Donald W Swanson
Residence or business address: 7207 Coachlight St, Sarasota, FL 34243
Present principal occupation or employment: Self-employed Contractor
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Assets and equity of Gummy USA, LLC merger with HYEX.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were acquired in the Healthy Extracts Inc and Gummy USA, LLC merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Donald W Swanson - 13,075,920 or 77.5% of the outstanding shares
Number of shares as to which each person has sole or shared power to vote or dispose: Donald W Swanson - 13,075,920 or 77.5% of the outstanding shares
Transactions in the class effected during the past sixty days: Donald W Swanson, July 19, 2025, 13,075,920 common stock, $1.80/share, Sarasota, FL.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There were no addition items included in the merger of company's.

## Signatures
- Swanson Donald William: /s/ Donald William Swanson, Donald William Swanson (07/29/2025)